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Quick biteCraft Beer
Cartel Brewing & Blending

Brewery

928 N Prince Street
Lancaster, PA 17603
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Cartel Brewing & Blending previously received $68,800 of investment through Mainvest.
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $30,000 invested.
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THE PITCH
Cartel Brewing & Blending is seeking investment to move to larger property, expand brewing operations and launch a food program.
Lease SecuredRenovating LocationGenerating RevenueExpanding Location
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INVESTOR PERKS

Cartel Brewing & Blending is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

CASE OF 'GO FUND YOURSELF' Invest $500 or more to qualify. 40 of 40 remaining

We will brew and can a single batch of a beer exclusively for our investors at a later date. Everyone will be able to vote on the style of beer and receive a case of the beer once finished.

$50 GIFT CARD Invest $1,000 or more to qualify. Unlimited available
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THE NEW OPPORTUNITY

Cartel is moving and seeking to expand operations! We have signed a new lease for a much larger property that will allow us to exponentially grow our business, brought on new talented partners (one of which was an original Mainvest backer for our business) and are bringing in Johnny Benson, an experienced brewery operations manager from a well known brewery in Fort Collins Colorado! Our brewery has organically achieved the highest average customer rating on Untappd in the county out of 30+ other breweries, our beers have been well received locally, award winning in the State of PA and this next phase is designed to take us from R&D to what we anticipate to be a growth phase involving continuing to scale and consistently replicate our most popular brands, expand our barrel aging program and deliver a higher quality retail setting with a food program. All of this will position us to overcome some of the challenges we have had with our current location as we plan for the future.

ABOUT THE NEW PROPERTY:

For the last 10+ years, the property housed a well known and once iconic craft beer gastropub in Lancaster called Hunger n Thirst. We are truly humbled that the owners would allow us such an opportunity to occupy and enhance their property!

SOME OF THE HIGHLIGHTS OF THE SPACE:

Fully equipped 24 tap beer cafe down to the tables, chairs, glassware and silverware

Space to operate a full service bar when desired

State of the art commercial kitchen with most equipment and necessities included

Large outdoor patio / beer garden that can accommodate a many guests and musical performers.

50 space parking lot

Nearly ready turn key brewing space that allows us to more than quadruple production when needed

A dedicated and climate controlled barrel aging room

Mezzanine level space for private parties/events/mug club members/etc with its own private restroom.

Office space and multiple storage spaces

ITEMS THAT REQUIRE FUNDING AND BUILD OUT

Brewery floor drain installation

Brewery floor coating and finishing

Brew system electrical service installation

Minor electrical modificaitons

Minor plumbing modifications

Glycol line redesign and install

Additional cooperage (kegs)

Additional cold storage room

Equipment moving expenses

Signage

Food program setup

Working capital to assist with new ongoing operating expenses

ABOUT THE NEW PARTNERS

ROBERT "BOB" DESMARAIS: We met Bob through Mainvest as he contributed to our initial campaign back in 2020. Bob is a structural engineer and design professional, operating his own consulting firm and also a partner in other real estate development companies. His love of craft beer and our vision inspired him to invest his time and resources in our company and we are excited to have him!

MICHAEL GRIFFIN: Mike and Amanda were a couple of loyal customers who quickly became friends and were always offering to help wherever they could. This opportunity to move and expand created a scenario where they could become more involved and the timing could not have been better.

GUY HERSHEY: Like Mike and Amanda, Guy has spent many hours in our beer cafe enjoying our beers and engaging in some great conversations. We are grateful for his contribution and are looking forward to his involvement.

ABOUT JOHNNY BENSON

Johnny recently moved to Lancaster from Fort Collins, Colorado, where he was a production manager for Odell Brewing Co. for over 14 years. Odell produces over 100,000 BBLs of beer each year and distributes to 17 states. His passion has been to scale back a bit and return to the creativity of designing, brewing and scaling recipes in much smaller batches.

Adam met Johnny nearly 5 years ago while home brewing in his garage as Johnny's father in law is Adam's neighbor. They kept in touch and always 'joked' about working together some day if he ever moved his family to Lancaster. The timing on their relocation was quite serendipitous.

Johnny's experience with larger scale production will prove very valuable if/when we explore future production and packaging phases.

You can learn a bit more about Johnny via this link:

https://www.youtube.com/watch?v=b4a0mExUaq4

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THE NEW LOCATION
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PRESS
Cartel Brewing & Blending to expand with move to former Hunger-N-Thirst spot near F&M

Cartel Brewing & Blending is moving its small craft brewery and beer cafe in Manheim Township to the former home of Hunger-N-Thirst, a restaurant near Franklin & Marshall College that

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THE PLAN

We will expand into exclusive and attractive guest taps showcasing some of the best PA beers in existence, alongside our own of course, as well as a modest and intentional wine offering and ciders from the best there are in PA.

Additionally we will be adding a carefully curated list of outstanding PA whiskies (bourbon, rye, single malt, etc)! We had the privilege of doing our own single barrel selection of an exceptional rye whisky from our friends at Mason Dixon distillery in Gettysburg and are talking with other distilleries about featuring our own unique representations of their fine products, including our own tailored proofing levels.

We will also seek to age beers in the very barrels we selected for a full circle story about the whiskies that graced these barrels prior to our beers, which will be designed to compliment those whiskies, for a multi dimensional sensory experience.

A SPECIAL THANKS

This next move should allow us to generate a lot more retail beverage sales with the addition of a thoughtful food program, which will expedite our profit sharing with all of you. It will also allow us to increase our outside sales and our presence in local bars and restaurants who have been wanting to add us to their tap lists.

It's going to be a lot of work, a lot of fun and we're ready to make it happen. Thank you all for allowing me/us to do what we absolutely love! What an incredible journey so far. Our story will always reflect the kindness and faith that you all placed in me/us. Thank you all from the absolute bottom of my heart!

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THE TEAM
Adam Chamberland
Founder

Adam's resume outlines a successful Sales & Marketing career for the last decade. He has also been studying the craft beer industry for over 12 years. Throughout that time, he has observed the rise of craft beer popularity and production throughout the United States as well as predicted market trends that have taken place and are projected to take place in the coming years. In early 2008, Adam brewed his first batch of beer (A Belgian Dark Strong Ale with Plums and Honey) with a friend, and quickly became hooked on the hobby. For a number of years, he developed recipes that often fell far outside the guidelines of classic beer styles, merging styles, flavors and ingredients that may have never been thought of before. One of the more bizarre being what he called a 'Belgian Barleywine style Ale brewed with a heavy dose of fresh house made duck sauce and Sriracha from a local artisan Egg Roll cafe. Adam has built a local and national following through sharing his beers with enthusiasts all over the country.

In 2015, he was encouraged to enter one of his recent creations, a bold and rich imperial stout, infused with over 40 ounces of fresh pulled espresso shots from Passenger Coffee, into the Lititz Craft Beer Fest Homebrew Competition. This would be the very first competition Adam entered, and lead to a top 10 showdown and a first place victory by public vote. Since then, he has won medals in professionally judged events, entered the Lititz competition again in 2017 to take second place overall, and received hundreds of objective reviews and feedback via Untappd, professional brewers, beer judges and a YouTube beer critic. Adam's understanding of sales, marketing and business combined with a keen sensitivity to craft beer market trends positions him to meet the current and emerging needs of a growing and evolving market. Adam will manage recipe inspiration, development, and production, as well as marketing and sales operations.

Kyle Ober

Co-Founder

Kyle is also a founding partner of Rijuice, a local cold pressed juice and hemp soda company in Lancaster, PA. In addition to his multi dimensional experience in the beverage industry, Kyle also has a degree in architectural design. Kyle is a very thorough and organized operations and quality control manager, as well as a meticulous financial analyst. He brings a level of fiscally responsible business practices to ensure profitability and proper planning. His perspective and experience is crucial in establishing and maintaining quality standards, business longevity, growth, and scalability. Kyle has also been developing cider recipes for several years utilizing their fresh fruit processing practices and capabilities. We look forward to exploring quality offerings in that category as well.

Xiang (Sam) Guo
Co-Founder

Sam is a local entrepreneur and business owner in Downtown Lancaster, PA. He owns and operates Silantra Asian Street Kitchen along with his wife, a fast casual asian fusion cafe on the corner of Duke and King Streets in the heart of downtown Lancaster, PA. Sam brings a knowledge of business management in the food service industry along with experience in hiring and managing staff for both front and back of house. He will also assist with supply chain management as we establish relationships with new vendors to ensure the ongoing curation of quality ingredients for our beers. Sam has also been home brewing in recent years and brings additional perspective, creativity and exploration of exotic flavors and recipes. He plans to gain additional brewing experience and collaborate on new recipe concepts and ideas. Silantra may eventually become a secondary taproom location allowing for additional exposure and sales opportunities.

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BUILDING EXTERIOR
Updates
Investor Exclusive
JULY 5TH, 2023
Q2 Update: Exciting News!

Hey hey Mainvest family!

We are so grateful to you all for your support in the early days that were filled with so many interesting twists and turns. Covid, consumer behavioral changes/uncertainties/etc. But our brewery concept/experiment has been well received and for many has become very close to our goal of being the best locally produced beer in the county, which is home to 30 or so breweries! We have achieved the highest average brewery rating on Untappd in the county, and we did so organically without pushing for skewed ratings from friends and family, which has been a strategy used by others. We want to earn every accomplishment we achieve as naturally as possible so we know we have something truly special here!

Now on to the news: Cartel is moving! Out of several other contenders, some of them also local breweries, we have arrived at some very favorable terms with some incredible land lords and will be signing a new lease within a week or so for a property that will allow us to exponentially grow our business!

The property formerly housed for the last 10 years a well known craft beer gastropub in Lancaster called Hunger n Thirst. I personally have had an enjoyable history frequenting their establishment and enjoying some of the very best and inspirational craft beers the USA has to offer. I am truly humbled that they would grace us with such an opportunity to occupy and enhance their property!

Some of the exciting highlights of the space include: a fully equipped taproom down to the tables, chairs, glassware and silverware, a full state of the art commercial kitchen, a huge outdoor beer garden that can accommodate a large number of guests, a 50 space parking lot, a nearly ready to go brewing space that allows us to nearly quadruple production if/when needed, offices, proper storage, a mezzanine level space for private parties/events/mug club members/etc with its own private restroom, and so much more!

We will expand into exclusive and attractive guest taps showcasing some of the best PA beers in existence alongside our own of course, a modest and intentional wine offering, ciders from the best there are in PA, and what I'm most excited about....a carefully curated list of outstanding PA whiskies (bourbon, rye, single malt, etc)! We had the privilege of doing our own single barrel pick of an exceptional rye whisky from our friends at Mason Dixon distillery in Gettysburg and the customer feedback was incredible. So, we will be doing a lot more curation and showcasing of remarkable whiskies produced in our great state. We will also seek to age beers in the very barrels we selected for a full circle story about the whiskies that graced these barrels prior to our beers, which will be designed to compliment those whiskies, for a multi dimensional sensory experience. I'm super excited (if you couldn't tell). :)

We have raised some additional capital through the addition of a few excellent local talented people and are excited beyond description about what this could mean for us and all of you as we grow the culture and quality of what we can offer our awesome community.

We have heard from many, asking if we would be open to another Mainvest raise to provide some additional working capital as we seek to find a chef snd some additional staff and we'd love to do that. So, stay tuned for a possible second round of fundraising in the coming month or so. We have many that missed the first round, and some from this first round that want to double down, and we're excited and grateful for all of it!

This next move should allow us to generate a lot more retail beverage sales with the addition of a thoughtful food program, which will expedite our profit sharing with all of you. It will also allow us to increase our outside sales and our presence in local bars and restaurants who have been wanting to add us to their tap lists.

It's going to be a lot of work, a lot of fun and we're ready to make it happen. Thank you all for allowing me/us to do what we absolutely love! What an incredible journey so far. Our story will always reflect the kindness and faith that you all placed in me/us. Thank you all from the absolute bottom of my heart!

Cheers!

Adam....Sam, Kyle, more to be announced

Investor Exclusive
OCTOBER 7TH, 2022
Onward into Q4 2022!

Happy fall Mainvest fam!

Summer has concluded as has hopefully the usual summer taproom lulls. Our answer to that this year was the Cartel & Rural City beer garden and despite the challenges, blood, sweat, tears and financial investment, it afforded us another revenue stream to report and share with all of you! We are continuously grateful for all of you for trusting us with your help investments and will continue to focus on more opportunities to grow.

Exciting opportunities in n the horizon:

Cockpit Brewing: a separate brewery license/venture launched by my partner Sam and his wife Cindy. Cartel will be contract brewing their house beers as well as selling our own beers at 2 (and eventually 3) locations in Lancaster and York PA. Liquid out, revenue into Cartel.

Continued barrel aging program: so far we have released 2 premium barrel aged beers in bottles and draft and are about to drop a 3rd in the coming weeks and a 4th over the winter. This program take time, commitment and a lot of work to achieve top tier quality products that are priced as such and so far have been a great early stage success. With our minimal square footage and production capacity, that challenge with this program is simply space and time so scaling this to a more significant component in our business revenue will likely require some level of expansion down the road. For now, we will turn 6-8 barrels at a time to build the reputation of the program.

Strategic collaborations/community projects: We just released a beer featuring scratch made Nutella with Rachel of Rachel's Creperie, a wildly popular local crepe cafe and we love how it turned out. We want to do more projects like this, not only to create more brand exposure and crossover, but because it's a great excuse to incorporate our busy lives with intentional connections and introductions to other great local shops that don't always have to be other breweries. If you know of a business we should talk to or one that you can introduce us to, please don't hesitate to reach out.

Thank you all once more and we'll catch up with you all again next quarter!

Cheers!

Adam

Investor Exclusive
JULY 1ST, 2022
July 1, 2022

Hey Everyone!

We are coming up on 16 months since we opened and we're really feeling the love from Lancaster and beyond! So many great reviews and genuinely positive feedback about the beers, culture, vision, etc.

We released our first barrel aged beer in March and will be releasing the second in the next week or so. The barrel program is one that will take time, lots of time to develop and grow as we pursue more space to produce and store too tier product. It is a labor of love and one of my favorite things to work on.

The beer garden is in full swing as we establish a second location to generate sales from for the summer and into the fall. The challenge now is keeping up with supply because the demand is kicking our ass and we love it. We recently contract brewed a large batch of our flagship hoppy blonde on Citra hops at Lancaster Brewing Company. They were super accommodating and brewed everything to my spec and I'm honestly really happy with the finished product. It's delicious and will provide a ton of product for us to sell at our beer cafe as well as at the beer garden all summer. We are now discussion a possible canned release of our flagship IPA Glow.

All that to say...we're working super hard, growing this thing and have some very exciting opportunities for massive growth in the works and we're very happy with the progress and as always are super appreciative of all of you for your initial and continued support. Much love to all you Mainvest familia!

oh and PS, regardless of whether or not you voted for him, we were just informed today that Joe Biden was low key at an event in Lancaster and drank one beer, and that was our Respect Your Elders collab with LBC. Not every brewery gets drank by a sitting president. Cheers!

Onward!

Adam Chamberland and the team at Cartel

Investor Exclusive
JANUARY 3RD, 2022
HAPPY NEW YEAR!

Greetings Mainvest Family!

As we file away another quarter of earnings and repayment, I wanted to take a moment to thank you all once more for your support in 2021! The year was challenging for sure but we feel that all things considered it was a successful first 9.5 months as a new brewery in a growing local craft beer scene. We have been planning out 2022 and what we hope to achieve as well as the addition of new beer and beverage offerings to continue to grow the brand and further establish ourselves as the best Lancaster brewery. We have been hearing that title thrown around a lot by many unbiased patrons and although it is a subjective decoration, we will continue to strive to be just that.
We have been able to really begin gathering data as to what beers have the potential for mass production and packaging, should that opportunity arise and so far it has been a very encouraging 'R&D' process.
Now that we have begun filling barrels with beer, I hope to begin working on the model for our Founder's society 'La Familia' in the first half of 2022. I did not want to rush into this process until I had time to really think it through and design something that will properly represent the value and experience I wish to provide.

Side note, some of you still have tee shirts to pick up, and a couple of you still require me to send in the mail. As I am juggling many items, please feel free to email me directly at cartelbrewing@gmail.com to help facilitate that process (and really to just remind me =)

We are grateful for you all as we head into this exciting new year!

Cheers!

Adam Chamberland and Co.

Investor Exclusive
APRIL 1ST, 2021
Grand Opening Month

Hey All,

We are thrilled to announce that in our first 3 weeks of being open, we generated $27,710 in sales and are excited to begin repaying all of you based on our revenue sharing agreement.

Thanks you all for your continued support! Tee shirts will be in production soon and we will be in touch when those are available.

Cheers!

Adam, Cullen, Kyle, Sam

Investor Exclusive
JANUARY 13TH, 2021
January 2021

Hey everyone,

we are in the very final stages of our build out and are excited for a possible late Feb or early March opening! The brew house is live and I will be doing a water test run for the pumps and kettles to make sure everything is in order.

We will hopefully have our final inspections this month and get our license out of safekeeping from the PLCB.

Among the various punch list items were working through, I was should to brew a small batch on my pilot system this past weekend and may be looking at a batch on the large system next week or weekend.

The challenges we faced and are still facing with the various responses and guidelines due to COVID-19 pushed bs k our original time lines. Our equipment vendor was also severely delayed in the fulfillment of our order.

Nevertheless, we pressed on and are excited for these final steps leading to our opening. We hope it will still be a great kickoff despite these strange times. Our neighborhood has expressed so much excitement and enthusiasm to support us and we are grateful.

Please know that these early months may come with new challenges as we navigate this process and continue to figure things out. We will do our very vest to provide a safe environment for all and will most certainly have kinks to work out here and there.

For those with bonus perks attached to your investments, this items will come eventually. Our primary focus is getting open and generating revenue so we can begin servicing your generous investments.

Thank you all, we are extremely grateful, we can't wait to serve you and hope you are are safe and healthy.

Cheers!

Adam

AUGUST 26TH, 2020
August 26, 2020 - The Final Hours

As we reach the end of our campaign period, we want to take yet another opportunity to express our gratitude to everyone who invested, shared and participated in any way to make this campaign as successful as it was. We are humbled and honored to be joining a business community so rich with generosity and faith in us and what we are building.

We are still seeing investments come in and are excited to see what the final number will be at the conclusion. There is still time to invest but that time will run out soon. We appreciate the innovation of Mainvest and this platform, which provided us with an alternative when the Covid shutdowns impacted our bank loan approval. Having invested time, capital and other resources ahead of the bank's reversal, things may have looked much different had it not been for all of you.

Work on the property is underway, all equipment is ready to ship and is paid for, federal and state licensing is nearly complete and we hope to get closer to an anticipated opening date as we continue to work through this process.

To those whose investments came with perks, those will be defined and fulfilled at a future date.

Onward,

Cheers!

Adam, Sam, Cullen, Kyle

AUGUST 18TH, 2020
August 18, 2020 - The Final Stretch

Hey Everyone,

Things have been extremely busy in our world these last couple weeks and we are eager to progress towards opening our doors to the public and knocking out our first official batches.

This campaign has been an incredibly encouraging display of how much support we have in our community and within the Mainvest community as well.

Although we hit our minimum goal of $50k, which is amazing and we are so grateful for that, we still would love to get as close to our maximum goal as we possibly can. Our ideal goal when we set out was to raise $100k. But, even if we can get this raise to $75k, we will be in a much better position to finish strong with our most current cost estimates. Sharing the campaign is huge and investing what you are able is how we got this far and how we can hit our final stretch goal. 75k is only $17,750 more and I believe we can get there. Obviously if we exceed that, we will be thrilled! Thank you all so very much, we will keep in touch and we hope to have a tentative opening date range soon. Lot of work to do.

Brewery Updates:

Demolition completed
Floor cutting this week for new water and drainage lines as well as some electrical conduit
Plumbing work begins on Monday
Restroom, cold room and bar framing in progress
Brew system ready to ship and will arrive in a week or 2
Fermenters paid for and ready to ship in a week or 2
Electrical supply lists are being put together for order so work can begin soon.
PLCB licensing process is about 90% completed
Probably a dozen other things I can't remember right now =)

We will likely have a number of work days on site if anyone is interested in helping out. Shoot us a message if you're interested. Looking for help in the following areas:

General building (framing, some drywall and finishing, painting, etc)
Simple running of electrical wire and conduit lines (not live)
We may decide to have some subway tiling done in a few places eventually
Other misc work

Some of you have already helped us on site with demo and other work so thank you for that!

We're busting our humps and moving right along to get this thing across the finish line this year and we literally might not have been able to do this without all of your financial support, so thank you all again. We will never forget the names on this list and will do our best to make sure you're happy you did.

Cheers!

- Adam

AUGUST 1ST, 2020
August 1, 2020 - Let's get to work!

We've had our slowest week yet with investments bringing our current total to $54,000.00. With less than a month to go, we'd love to get as close to $100k as possible so keep sharing and promoting if you can. We've also identified some other financial opportunities that will really get us in a comfortable position for a healthy launch so we're grateful for the overwhelming amount of support and can't wait to start brewing on North Prince Street.

Brewery Updates

Manheim township has approved our plans and permit application. Once we pay our invoice we can officially begin renovations!
We will begin with some light demolition in preparation for the plumbers to install our new water lines and drainage.
Running our new electric lines for the brewhouse, glycol chiller, and other equipment outlets in prep for our upgraded service from PPL
Framing our cold room, bar, restroom etc
Brew kettles should arrive in about 3-4 weeks
Hoping I can order fermenters this week

Other Update:

There may be a 5th partner joining the Cartel team. Nothing official yet but this individual has been a professional brewer for many years at a very well known Brewery in Fort Collins, Colorado. His goals and vision are very much in line with us and we look forward to exploring this possibility in the coming months.

A very productive week indeed. Stay tuned as I will do my best to continue these updates despite our level of busyness likely heating up in the coming weeks.

Cheers!

Adam

JULY 26TH, 2020

July 26, 2020: Samples

In addition to some barrel aged bottles, I just announced the following beers for samples and small growler fills. Some are first run test batches for feedback and further development. Objective feedback encouraged. These are in my garagemahal Home brewery So message me to set up a visit/tasting

ON TAP:

Galaxy Hopped Blonde Ale

A clean light to medium bodied American Blonde Ale featuring Australian Galaxy hops in the boil, whirlpool and dry hop. A session beer worthy of any heatwave survival kit. Light malt character balanced by an above average hop aroma and flavor with a slightly smooth yet dry and light bitter finish.

4.8% abv | 30 ibu

full 15 gallon keg on tap for growlers and tastings

Cashmere IPA

A smooth and creamy IPA with a generous ratio of flaked and malted oats. Full bodied and slightly sweet with the Cashmere hops contributing a heavy melon component. Aroma and flavor of fresh cantaloupe and honeydew.

6.8 abv | 27 ibu

5 gallon keg for samples and limited small growler fills

Cheers,

Adam

JULY 24TH, 2020
July 24, 2020 - First Goal Achieved!

Wow!

I knew we would break 50k this week and thanks to all of you, we did it! $53,400.00 to be exact.

We are so grateful for the level of support from Mainvest and our local community so far and can't wait to get to work on the next phase. Our campaign is about half way to conclusion and also about half way to our second and final goal of $100k. I know we can get there! Please continue sharing the campaign and helping more people in our community become aware of what we're doing. We appreciate you all.

Brewery Updates:

Not much to report on the brewery side. We are still in a holding pattern with the township for permits. Part of that is due to needing a final approval from PPL for the necessary service upgrade to the property. I am meeting with one of their engineers Monday morning on site to go over what they need to know to accommodate us. We'd also like to get some more painting finished despite it being a sauna in there these days.

We met as a team last evening to celebrate over some beers and discuss the status of everything, our brand, strategy and focus for the coming months. Great things in store for sure.

Beer Updates:

Sixtel keg of root beer float cream ale on tap
Sixtel of Cashmere IPA on tap
1/2 bbl Keg of Galaxy Hopped Blonde almost ready
Blueberry Lemon Milkshake Gose coming soon
Limited Bottles of Bourbon Barrel Aged Apiology (Imperial Stout Braggot)
Limited Bottles of Bourbon Barrel Aged Quadrupel Threat (Belgian Quad)

Like and Follow or FB page for updates to to drop me a message.

Have a great weekend!

Cheers,

Adam

JULY 16TH, 2020
July 16, 2020

Hey Everyone,

I hope everyone is enjoying summer so far and continuing to support local breweries. They need support now more than ever to get through this time of whimsical guidelines and the ever changing obstacle course of day to day operations. We love the craft beer industry because although we are all "technically" competitors, most of us don't see it as such and the amount of support and camaraderie is truly amazing.

It was a slower week in Mainvest land, going from $42,500 to $45,800, but that is certainly nothing to be disappointed about. We are soooo close to our minimum campaign goal and can't wait to see who will push us over the edge and get us there. We still have a healthy pipeline of pending investors and would still appreciate you all continuing to share on social media and with anyone who might be interested in participating.

Like and follow our Facebook Page for beer related updates, samples etc.

Beer Updates:

Amish Mug Club Cream Ale on tap
Cashmere Drop Zone almost ready for pours (its delicious but still has that slight hop burn at the end from being super fresh, needs a little more time)
Cosmic Theory Galaxy Hopped Blonde is kegged and conditioning. Should be ready for pours and fills very soon.
Limited bottles of Bourbon Barrel Aged Apiology, a massive Imperial Stout Braggot clocking in at over 15% abv. (Braggots are a historical beer style where half of the fermentable sugars are derived from honey, so think a beer mead hybrid)
Very limited bottles of Bourbon Barrel Quadrupel Threat (Belgian Quad)

Brewery Updates:

Currently working on several checklists from the PLCB for our licensing and our local township for our building permits so it has been a very admin heavy workload lately. Waiting on some local utility clarity as well as for PPL to finally provide our electric service upgrade approvals.
We will be ordering a new Oktober Can/Crowler machine very soon. It'll be nice to package some samples again for easy distribution to our fans.
Working on putting a fermenter order in the coming week so we can execute once this campaign concludes.

Aaaaand that should bring you all up to date on the current happenings.

Like us and share us on Facebook
Share the campaign
Invest more if you so desire or are able
Volunteers needed for some of the renovation work when we get permits
Beer tasters/evangelists always needed
If you don't care about investing and simply want to make a donation of any kind, feel free
We are grateful for you all
Hopefully our next update will be a celebration of hitting 50k!

Cheers!

Adam

JULY 9TH, 2020
July 9, 2020

Gooooood Mornin'

We went from $22,000 one week ago to now being at $42,500! We are a mere $7,500 away from hitting our campaign minimum goal and so much time left to aim for our secondary goal. We can't say thank you enough for the support, investments, social sharing, personal sharing, etc. We are in a much better place with some of the decisions we have been making and expenses we have been incurring, knowing that this additional funding has been raised. Let's get to 50k this coming week!

Beer Updates:

Cream Ale and IPA available for samples
Galaxy Blonde still soaking up the hops and getting ready to cold crash
Hoping to sour a small batch of blueberry lemon Gose soon

Brewery Updates:

Our new friends over at the Neptune Diner have agreed to help us out big time in satisfying the township's parking requirements for our permits.
Manheim Township is reviewing our plans this week
Some pre framing has started on site
Electric service upgrade requested, waiting on a job number
Equipment deposit check sent
Website design progress continues

Let's keep the momentum going! Share the campaign on social media or with personal contacts who might be interested, reach out if you'd like to sample some beers (must be 21+), if you've already invested, thank you, if you're on the fence about it and have questions or need to learn more, contact me directly, if you've already invested and want to invest a little more to get us to our goal, by all means yes, if you are handy or provide services that would help us with our renovation or fit out and your way of participating or supporting is manual labor, we welcome you and you will not go thirsty, if you happen to be really good at making reclaimed wood bar tops and have a charitable heart, call us, if you are a tile laying guru or bathroom remodeling master, where you at? If you know more about small concrete back fill jobs than you'd care to admit publicly, we won't judge, send us a private message.

To all of you, we are grateful. Til' next time....

Cheers!

Adam

JULY 1ST, 2020
July 1, 2020

Hey everyone,

It has been yet another encouraging week for our campaign as we are at just over $22,000! This is nearly half way to our first goal and we can't be more grateful for the support and response from everyone. Investments will likely continue to come in as we are engaging in new conversations with potentials every day and have had the opportunity to share some beer samples and our vision with many new people in our community.

Keep up those social media shares and referrals as they are super helpful at raising awareness of this opportunity.

Beer Updates

Fresh Kegs of Root Beer Float Cream Ale and an IPA coming soon for samples
Limited bottles of Bourbon Barrel Aged Belgian Quad available
Brewing a 15 gallon batch of a Galaxy hopped blonde this Friday
Upcoming beers: Pilsner, Coconut Coffee Porter, Oktoberfest (lagering until October), more to come.

Brewery Updates

Still pending in the permit department. Looking to start preframing walls soon so they're ready to install once permits are issued.
Application submitted and fees paid to PLCB for our PA Brewing License.

Thanks again and we hope you all have a great 4th of July weekend!

Cheers,

Adam

JUNE 24TH, 2020
June 24, 2020

Thanks for a great first week everyone! We are over $10,000 in the first 7 days. We are incredibly gratefull for your support and would ask that you continue to share the opportunity on social media, with friends or family that love to support local craft beer. Even for those who aren't able to invest at this time, sharing this campaign is a huge help and we really appreciate it!

Cullen, Kyle and I got together last night to sample some beers and discuss progress and next steps from our end. It was a refreshing and productive time. The future is bright.

Brewery Updates:

I received a call from the TTB (Federal brewery license) on 6/23 and our application is approved.
I plan on making a deposit today for our brew system
Township permits still pending but hoping to have those issued soon so we can begin our renovations (we plan on doing some of the minor work ourselves and would welcome any experienced framers or handy people to help us out)

Great week, even greater weeks ahead, we're pressing on.

Until next week....

Cheers!

- Adam

JUNE 17TH, 2020
June 17, 2020

Hey Everyone,

First full day of the campaign raised $3600 (7% of our first goal)! Thanks everyone for checking out the page and to those who invested or are in process of investing! We have a lot more promotion ahead of us and your help sharing this with others or via social media will be a huge help. I can;t wait to see what the rest of the week will look like.

Brewery Status Update(s):

It's been a week since I submitted our engineered stamped plans to the township for review. We hope this process will be complete within the next month or so, then we can begin renovations at 928. Our Federal TTB license should be completed any day now and we are looking at starting the process with the PLCB for our state licensing very soon. We'd like to put a deposit on our brewing system asap. Our website will be in development very soon as well.

I will try to at least post weekly updates for everyone going forward.

Cheers!

- Adam

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Property Renovations $25,000
Equipment $10,000
Working Capital $11,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $720,000 $864,000 $950,400 $1,045,440 $1,149,984
Cost of Goods Sold $144,000 $172,800 $190,080 $209,088 $229,996
Gross Profit $576,000 $691,200 $760,320 $836,352 $919,988

EXPENSES

Rent $66,000 $69,000 $72,000 $75,000 $78,000
Equipment lease $5,856 $5,856 $5,856 $5,856 $5,856
Utilities $19,200 $19,680 $20,172 $20,676 $21,192
Insurance $6,000 $6,000 $6,000 $6,000 $6,000

Advertising $6,000 $8,000 $10,000 $12,000 $15,000

Legal & Professional $5,000 $5,125 $5,253 $5,384 $5,518

Office and Admin $12,000 $12,300 $12,607 $12,922 $13,245

Repairs & Maintenance $10,000 $11,000 $12,100 $13,068 $14,113

Payroll $200,000 $220,000 $240,000 $250,000 $250,000

Manager salary $60,000 $65,000 $70,000 $75,000 $80,000

PLCB Licensing $2,000 $2,000 $2,000 $2,000 $2,000

Operating Profit $183,944 $267,239 $304,332 $358,446 $429,064

This information is provided by Cartel Brewing & Blending. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends November 3rd, 2023

Summary of Terms

Legal Business Name Cartel Brewing & Blending

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $30,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 3%-6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date June 30th, 2028

Financial Condition

Historical milestones

Cartel Brewing & Blending has been operating since November 2019 and has since achieved the following milestones:

Operating location in Lancaste PA since November 2019

Achieved revenue of $170,529 in 2021, which then grew to $319,331 in 2022.

Had Cost of Goods Sold (COGS) of $31,707, which represented gross profit margin of appox. 81% in 2021. COGS were then $40,570 the following year, which implied gross profit margin of 88%.

Gross Profit of $138,822 in 2021. Gross Profit of $278,760 in 2022

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

Limited Operating History

Cartel Brewing & Blending is a newly established entity and has no history for prospective investors to consider.

However, as a home brewer, Adam has been sharing his beers with many potential customers locally as well as nationally. There have been plenty of 'customers' over the years. Between the growing following and a very supportive and enthusiastic local craft brewer community, we are confident we will achieve and exceed our projections.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Cartel Brewing & Blending to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Cartel Brewing & Blending operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Cartel Brewing & Blending competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Cartel Brewing & Blending's core business or the inability to compete successfully against the with other competitors could negatively affect Cartel Brewing & Blending's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Cartel Brewing & Blending's management or vote on and/or influence any managerial decisions regarding Cartel Brewing & Blending. Furthermore, if the founders or other key personnel of Cartel Brewing & Blending were to leave Cartel Brewing & Blending or become unable to work, Cartel Brewing & Blending (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Cartel Brewing & Blending and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Cartel Brewing & Blending is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Cartel Brewing & Blending might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Cartel Brewing & Blending is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Cartel Brewing & Blending

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Cartel Brewing & Blending's financial performance or ability to continue to operate. In the event Cartel Brewing & Blending ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Cartel Brewing & Blending nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Uninsured Losses

Although Cartel Brewing & Blending will carry some insurance, Cartel Brewing & Blending may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Cartel Brewing & Blending could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Cartel Brewing & Blending's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Cartel Brewing & Blending's management will coincide: you both want Cartel Brewing & Blending to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Cartel Brewing & Blending to act conservative to make sure they are best equipped to repay the Note obligations, while Cartel Brewing & Blending might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Cartel Brewing & Blending needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Cartel Brewing & Blending or management), which is responsible for monitoring Cartel Brewing & Blending's compliance with the law. Cartel Brewing & Blending will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Cartel Brewing & Blending is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Cartel Brewing & Blending fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Cartel Brewing & Blending, and the revenue of Cartel Brewing & Blending can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Subordination

The Notes shall be subordinated to all indebtedness of Cartel Brewing & Blending to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Cartel Brewing & Blending. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Ami K. Santa Barbara, CA over 2 years ago

So exciting to see the progress! We are 'early investors' that intended to visit last year but Covid meant no travel from California to Pennsylvania. Would it be possible for our 'tee shirt bonus' to be shipped to us? kind regards, Ami (and Tom)

Reply
Adam C. over 2 years ago Cartel Brewing & Blending Entrepreneur

Hi Ami! Thank you so much for your support. Sorry for the delay on this reply but it would be our pleasure to mail you a couple tee shirts. We are getting ready to open soon and I will be working on having shirts printed in the very near future. Feel free to email size preferences to cartelbrewing@gmail.com

Reply
Thomas B. Lancaster, PA about 3 years ago

Adam and his team have picked a great spot for a local shop in a gritty, transit-oriented sector of town which lots of potential. Coolness factor way high, and I'm sure the product and culture will match.

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